SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Penn Virginia GP Holdings, L.P.

(Name of Issuer)

Common Units, representing limited partner interests, no par value

(Title of Class of Securities)

70788P 10 5

(CUSIP Number)

Nancy M. Snyder

Penn Virginia Corporation

Four Radnor Corporate Center

Suite 200

100 Matsonford Road

Radnor, Pennsylvania 19087

(610) 687-8900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 7, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 9 pages)

SCHEDULE 13D/A	Page 2 of 9 Pages

The percentage ownerships reflected in this Schedule 13D/A are as of June 7, 2010.

CUSIP No. 70788P 10 5
1	Names of reporting persons I.R.S. Identification No. of Above Person (Entities Only) PENN VIRGINIA RESOURCE LP CORP.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds PF/OO (Contribution of assets)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.0%
14	Type of reporting person CO

SCHEDULE 13D/A	Page 3 of 9 Pages

CUSIP No. 70788P 10 5
1	Names of reporting persons I.R.S. Identification No. of Above Person (Entities Only) PENN VIRGINIA RESOURCE HOLDINGS CORP.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.0%
14	Type of reporting person CO

SCHEDULE 13D/A	Page 4 of 9 Pages

CUSIP No. 70788P 10 5
1	Names of reporting persons I.R.S. Identification No. of Above Person (Entities Only) PENN VIRGINIA HOLDING CORP.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.0%
14	Type of reporting person CO

SCHEDULE 13D/A	Page 5 of 9 Pages

CUSIP No. 70788P 10 5
1	Names of reporting persons I.R.S. Identification No. of Above Person (Entities Only) PENN VIRGINIA CORPORATION
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization VIRGINIA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.0%
14	Type of reporting person CO

CUSIP No. 70788P 10 5	SCHEDULE 13D/A	Page 6 of 9 Pages

This Amendment No. 5 to Schedule 13D amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on December 13, 2006, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on July 23, 2008, Amendment No. 2 to Schedule 13D filed with the Commission on September 17, 2009, Amendment No. 3 to Schedule 13D filed with the Commission on April 1, 2010 and Amendment No. 4 to Schedule 13D filed with the Commission on April 29, 2010 (the “Schedule 13D”). Information given in response to each item below shall be deemed incorporated by reference in all other items below. Capitalized terms used herein but not otherwise defined herein shall have the meanings set forth in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This statement on Schedule 13D (this “Schedule 13D”) relates to the common units representing limited partner interests (the “Common Units”) of Penn Virginia GP Holdings, L.P., a Delaware limited partnership (the “Issuer”). The principal executive offices of the Issuer are located at Four Radnor Corporate Center, Suite 200, 100 Matsonford Road, Radnor, Pennsylvania 19087.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) None of the Reporting Persons beneficially owns any Common Units.

(c) Since the date of the original filing of this Schedule 13D, GP Corp has transferred an aggregate of 37,576 Common Units (representing less than 1% of the outstanding Common Units) to employees and directors of PVG GP, LLC, a Delaware limited liability company and the general partner of the Issuer (the “General Partner”), and its affiliates.

On July 17, 2008, pursuant to that certain Units Purchase Agreement dated June 17, 2008 (the “Units Purchase Agreement”) between LP Corp, KRC and PVR, LP Corp sold 564,694 Common Units to PVR and KRC sold 1,445,301 Common Units to PVR. The transactions which were effected by LP Corp and KRC pursuant to the Units Purchase Agreement are collectively referred to herein as the “PVR Transactions.” On July 17, 2008, PVR subsequently transferred the 2,009,995 Common Units acquired from LP Corp and KRC to Lone Star Gathering, L.P. (“Lone Star”) in connection with PVR’s acquisition of substantially all of the assets of Lone Star.

On September 16, 2009, pursuant to that certain Underwriting Agreement dated September 10, 2009 (the “First Underwriting Agreement”) between GP Corp, the General Partner, the Issuer and the underwriters named therein (the “First Underwriters”), GP Corp sold 10,000,000 Common Units to the First Underwriters.

On March 31, 2010, pursuant to that certain Underwriting Agreement dated March 26, 2010 (the “Second Underwriting Agreement”) between LP Corp, the General Partner, the

CUSIP No. 70788P 10 5	SCHEDULE 13D/A	Page 7 of 9 Pages

Issuer and the underwriters named therein (the “Second Underwriters”), LP Corp sold 10,000,000 Common Units to the Second Underwriters. On April 28, 2010, LP Corp sold an additional 1,250,000 Common Units to the Second Underwriters pursuant to the Second Underwriting Agreement.

On June 7, 2010, pursuant to that certain Underwriting Agreement dated June 2, 2010 (the “Third Underwriting Agreement”) between LP Corp, GP Corp, the General Partner, the Issuer and Barclays Capital Inc., as the underwriter (“Barclays”), LP Corp and GP Corp sold 7,547,504 Common Units and 1,279,925 Common Units, respectively, to Barclays.

See Item 3.

(d) Not applicable.

(e) On July 17, 2008, as a result of the PVR Transactions, KRC ceased to be a Reporting Person. On September 16, 2009, as a result of the transactions contemplated by the First Underwriting Agreement, GP Corp ceased to be a Reporting Person. On June 7, 2010, as a result of the transactions contemplated by the Third Underwriting Agreement, LP Corp, Resource Holdings, Holding and Penn Va ceased to beneficially own any Common Units.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit A	—	Joint Filing Agreement (filed as Exhibit A to the Reporting Persons’ Schedule 13D filed on December 13, 2006).

Exhibit B	—	Second Amended and Restated Agreement of Limited Partnership of Penn Virginia GP Holdings, L.P. (filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K dated October 23, 2007, filed on October 26, 2007).

Exhibit C	—	Amendment No. 1 to Second Amended and Restated Agreement of Limited Partnership of Penn Virginia GP Holdings, L.P. (filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K dated February 19, 2009, filed on February 24, 2009).

Exhibit D	—	Amendment No. 2 to Second Amended and Restated Agreement of Limited Partnership of Penn Virginia GP Holdings, L.P. (filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K dated March 26, 2010, filed on March 31, 2010).

Exhibit E	—	Amendment No. 3 to Second Amended and Restated Agreement of Limited Partnership of Penn Virginia GP Holdings, L.P. (filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K dated June 2, 2010, filed on June 7, 2010).

Exhibit F	—	Contribution and Conveyance Agreement dated as of December 8, 2006 among Penn Virginia Resource LP Corp., Penn Virginia Resource GP,

CUSIP No. 70788P 10 5	SCHEDULE 13D/A	Page 8 of 9 Pages

LLC, Kanawha Rail Corp., Penn Virginia Resource GP Corp. and Penn Virginia GP Holdings, L.P. (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K dated December 8, 2006, filed on December 13, 2006).

Exhibit G	—	Units Purchase Agreement dated June 17, 2008 by and among Penn Virginia Resource LP Corp., Kanawha Rail Corp. and Penn Virginia Resource Partners, L.P. (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K dated July 17, 2008, filed on July 22, 2008).

Exhibit H	—	Underwriting Agreement dated September 10, 2009 by and among Penn Virginia Resource GP Corp., PVG GP, LLC, Penn Virginia GP Holdings, L.P. and the underwriters named therein (filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K dated September 10, 2009, filed on September 14, 2009).

Exhibit I	—	Underwriting Agreement dated March 26, 2010 by and among Penn Virginia Resource LP Corp., PVG GP, LLC, Penn Virginia GP Holdings, L.P. and the underwriters named therein (filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K dated March 26, 2010, filed on March 31, 2010).

Exhibit J	—	Underwriting Agreement dated June 2, 2010 by and among Penn Virginia Resource LP Corp., Penn Virginia Resource GP Corp., PVG GP, LLC, Penn Virginia GP Holdings, L.P. and Barclays Capital Inc., as the underwriter (filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K dated June 2, 2010, filed on June 7, 2010).

CUSIP No. 70788P 10 5	SCHEDULE 13D/A	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: June 8, 2010

PENN VIRGINIA RESOURCE LP CORP.

By:	/s/ Nancy M. Snyder
	Name:	Nancy M. Snyder
	Title:	Vice President and Chief Administrative Officer

PENN VIRGINIA RESOURCE HOLDINGS CORP.

By:	/s/ Nancy M. Snyder
	Name:	Nancy M. Snyder
	Title:	Vice President and Chief Administrative Officer

PENN VIRGINIA HOLDING CORP.

By:	/s/ Nancy M. Snyder
	Name:	Nancy M. Snyder
	Title:	Vice President and Chief Administrative Officer

PENN VIRGINIA CORPORATION

By:	/s/ Nancy M. Snyder
	Name:	Nancy M. Snyder
	Title:	Executive Vice President and Chief Administrative Officer